                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                 TO
                               ---------------    ---------------
COMMISSION FILE NUMBER 1-12001



                     ALLEGHENY LUDLUM CORPORATION PERSONAL
                   RETIREMENT AND 401(K) SAVINGS ACCOUNT PLAN
                   ------------------------------------------
                                (Title of Plan)



                      ALLEGHENY TECHNOLOGIES INCORPORATED
            (Name of Issuer of securities held pursuant to the Plan)



            1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479 (Address of Plan and of principal executive office of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan Years ended December 31, 2002 and 2001 with Report of Independent Auditors

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2002 and 2001




                                    CONTENTS

Report of Independent Auditors ................................................................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................................................  2
Statements of Changes in Net Assets Available for Benefits.....................................................  3
Notes to Financial Statements .................................................................................  4


Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)................................................ 12

EXHIBITS

  23         Consent of Independent Auditors

  99         Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                         Report of Independent Auditors

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of the Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 11, 2003

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                 Statements of Net Assets Available for Benefits



                                                                                             DECEMBER 31
                                                                                     2002                2001
                                                                              ----------------     ---------------

Investments:
   Interest-bearing cash                                                          $          -        $        351
   Interest in Allegheny Technologies Incorporated Savings Plan Trust               68,562,589          67,085,891
   Interest in registered investment companies                                      10,334,374          12,684,948
   Interest in common collective trusts                                              8,616,603           9,801,563
   Participant loans                                                                 6,072,273           6,219,132
   Corporate common stocks                                                           3,976,412           9,862,875
                                                                                  --------------------------------
Total investments                                                                   97,562,251         105,654,760

Other (payables) receivables, net                                                     (679,148)                 88
                                                                                  --------------------------------
Net assets available for benefits                                                 $ 96,883,103        $105,654,848
                                                                                  ================================


  See accompanying notes.

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                                         YEAR ENDED DECEMBER 31
                                                                                         2002              2001
                                                                                   --------------------------------

 Contributions:
   Employer                                                                        $  2,732,088      $    2,377,780
   Employee                                                                           5,187,714           5,046,862
                                                                                   --------------------------------
 Total contributions                                                                  7,919,802           7,424,642
Investment income (loss):
   Net loss from interest in Allegheny Technologies
      Incorporated Savings Plan Trust                                                (1,152,894)            (26,871)
   Net loss from interest in registered investment
      Companies                                                                      (2,544,431)           (723,000)
   Net loss from interest in common collective trusts                                (1,309,517)           (569,870)
   Interest income                                                                      393,001             341,696
   Dividend income                                                                      347,604             260,396
   Net realized/unrealized loss on corporate
      common stocks                                                                  (5,668,370)         (1,835,120)
                                                                                   --------------------------------
Total investment loss                                                                (9,934,607)         (2,552,769)
 Plan transfers                                                                               -          17,023,296
                                                                                   --------------------------------
                                                                                     (2,014,805)         21,895,169

Distributions to participants                                                        (6,709,034)         (4,080,646)
Plan transfers                                                                          (47,906)           (174,980)
                                                                                   --------------------------------
                                                                                     (6,756,940)         (4,255,626)
                                                                                   --------------------------------

Net (decrease) increase in net assets available for benefits                         (8,771,745)         17,639,543
Net assets available for benefits at beginning of year                              105,654,848          88,015,305
                                                                                   --------------------------------
Net assets available for benefits at end of year                                   $ 96,883,103        $105,654,848
                                                                                   ================================


See accompanying notes.

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                          Notes to Financial Statements

                                December 31, 2002


1. SIGNIFICANT ACCOUNTING POLICIES

Investments are valued as follows:

     Bank and insurance contracts with varying contract rates and maturity dates are stated at contract value.

     Although it is management's intention to hold the investment contracts in the Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

     All other funds are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan (the Plan) is a defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide retirement benefits to eligible employees of Allegheny Ludlum Corporation (ALC) through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. ALC is a wholly owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). ALC contributes to the Plan $0.50 per hour worked per eligible union employee. Unless otherwise specified by the participant, all contributions are made to the Fixed Income Fund. Such contributions are made only from current income or accumulated earnings of the Plan Sponsor. The Plan allows participants to direct contributions made on their behalf to any of the investment alternatives. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. In addition, the employees' annual pretax profit sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employees' discretion as their deferral.

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan's trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

Participants may make "in-service" and hardship withdrawals as outlined in the plan document.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Effective November 29, 1999, Allegheny Teledyne Incorporated's name was changed to Allegheny Technologies Incorporated. Also, the Aerospace and Electronics and Consumer segments of Allegheny Teledyne were spun off into two new freestanding public companies--Teledyne Technologies Incorporated and Water Pik Technologies, Inc. Stockholders of Allegheny Teledyne became stockholders of Teledyne Technologies Incorporated and Water Pik Technologies, Inc., thus creating two new master trusts. Participants continued to hold interests in the two new companies until December 31, 2002, at which time these two holdings were terminated and the assets were transferred to one of the other plan investment options.

Effective November 1, 2001, Oremet employees belonging to the bargaining unit Local 7150 became eligible to participate in the Plan. Accordingly, plan investments related to these participants were transferred into the Plan.

Further information about the Plan, including eligibility, vesting, contributions and withdrawals, is contained in the Plan Document, summary plan description and related contracts. Copies of these documents are available from the Plan Sponsor.

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:

                                                                                          DECEMBER 31
                                                                                   2002                 2001
                                                                        --------------------------------------------

Fixed Income Fund                                                              $56,605,733           $50,203,227
Allegheny Technologies Disciplined Stock Fund                                    6,082,791             8,447,657
Alliance Equity Fund                                                             5,874,064             8,435,007
Dreyfus Lifestyle Growth and Income Fund                                         5,243,372             6,547,450
Allegheny Technologies Incorporated common stock                                 3,976,412*            8,450,736
Dreyfus Emerging Leaders                                                         4,632,483*            6,113,187

*Shown for comparative purpose


Certain of the Plan's investments are in the Allegheny Technologies Incorporated Savings Plan Trust, which has three subsidiary Master Trusts: the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust and the Fixed Income Master Trust, which are institutional separate accounts valued on a unitized trust basis (collectively, the "Master Trust"). The Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust and the Fixed Income Master Trust were as follows:

                                                                                  2002                 2001
                                                                         -------------------    ------------------
  Fixed Income Master Trust                                                      31.31%               30.31%
  Alliance Equity Master Trust                                                   22.12                21.11
  Allegheny Technologies Disciplined Stock Fund
     Master Trust                                                                11.07                10.90

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The composition of the net assets of the Fixed Income Master Trust at December 31, 2002 and 2001 was as follows:

                                                                                2002                  2001
                                                                        --------------------------------------------
Guaranteed investment contracts:
   Business Men's Assurance Company of America                          $              -          $  1,246,890
   Canada Life                                                                 2,757,412             2,743,536
   Combined Life Insurance Company                                                     -             3,097,946
   GE Life and Annuity                                                        10,420,327            11,812,375
   Hartford Life Insurance Company                                            10,460,185            10,025,160
   John Hancock Life Insurance Company                                         9,854,982            14,218,029
   Monumental Life Insurance Company                                           2,363,422             3,331,280
   New York Life Insurance Company                                             7,808,955             7,729,985
   Ohio National Life                                                          5,976,900             7,936,620
   Pacific Mutual Life Insurance Company                                       6,074,436             6,036,924
   Principal Life                                                              1,134,634             3,000,000
   Protective Life Insurance Company                                           1,006,463             1,002,333
   Pruco Pace Credit Enhanced                                                  8,689,223             9,950,359
   Safeco Life Insurance                                                       1,973,290             3,000,505
   Security Life of Denver                                                     6,465,137             6,181,488
   Sun America, Inc.                                                           2,988,024             2,992,868
   United of Omaha                                                             7,226,335             7,188,790
                                                                        --------------------------------------------
                                                                              85,199,725           101,495,088
Synthetic guaranteed investment contracts:
   Caisse des Depots et Consignations                                          4,953,210             7,800,826
   CIT Equipment                                                                 996,925               992,755
   Common Wealth Edison                                                        2,999,980             1,976,061
   Commit to purchase FNMA 02-74 LC                                            3,071,979                     -
   Conn RRB Spec Trust                                                         2,948,436             2,987,164
   Detroit Edison                                                              2,027,941             2,018,460
   FHLMC                                                                       5,977,227             2,466,660
   Illinois Power Sp Trust                                                     1,971,078             1,957,161
   MBNA Master CC Trust                                                        1,993,490             1,983,492
   MDA Monumental BGI Wrap                                                    41,868,727                     -
   Peco Energy Company                                                         1,970,899             1,982,788
   Peoples Security Life Insurance Company                                     2,491,608             6,602,162
   Public Service                                                              2,036,624             1,998,629
   Transamerica Occidental                                                     6,568,303             9,559,425
   Union Bank of Switzerland                                                     174,682             2,737,675
   Westdeutsche Landesbank Girozentrale                                        3,556,463             9,387,186
                                                                        --------------------------------------------
                                                                              85,607,572            54,450,444

Interest in common collective trust                                            7,972,257             7,680,629
Receivables                                                                            -               381,024
Interest-bearing cash                                                            212,167                     -
Other                                                                          1,817,668             1,635,070
                                                                        --------------------------------------------
Total net assets                                                            $180,809,389          $165,642,255
                                                                        ============================================

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The Fixed Income Fund (the Fund) invests in guaranteed investment contracts
(GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs) and collateralized mortgage obligations
(CMOs) with fair values of $88,750,762 and $55,854,607 at December 31, 2002 and 2001, respectively. The contract value minus the market value of the wrapper contracts at December 31, 2002 and 2001 is $(2,667,261) and $(1,397,030),
respectively.

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate; (2) set at the time of purchase for a fixed term and variable crediting rate or (3) set at the time of purchase and reset monthly within a "constant duration." A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2002 and 2001, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.27% to 8.05% and 3.49% to 8.05%, respectively.

For the years ended December 31, 2002 and 2001, the average annual yield for the investment contracts in the Fund was 5.74% and 6.25%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund's cash flows at the then-current interest-crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract's supporting assets at December 31, 2002 and 2001.

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The composition of net assets of the Alliance Equity Master Trust at December 31, 2002 and 2001 was as follows:

                                                                                  2002                  2001
                                                                        --------------------------------------------

Investment in registered investment companies:
   Alliance Equity Fund S.A. #4                                                $26,603,639           $40,024,274
Operating payables                                                                 (49,895)              (64,365)
                                                                        --------------------------------------------
Total net assets                                                               $26,553,744           $39,959,909
                                                                        ============================================

The composition of net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust at December 31, 2002 and 2001 was as follows:

                                                                                  2002                  2001
                                                                        --------------------------------------------

Corporate common stocks                                                        $53,256,475           $76,016,770
Interest in common collective trusts                                             1,630,752             1,410,015
Receivables                                                                         67,848               103,913
Payables                                                                           (25,733)                    -
                                                                         ---------------------- --------------------
Total net assets                                                               $54,929,342           $77,530,698
                                                                         ====================== ====================

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The composition of the changes in net assets of the various master trusts is as follows:


                                                                                              ALLEGHENY TECHNOLOGIES
                                                               ALLIANCE EQUITY MASTER     DISCIPLINED STOCK FUND MASTER
                               FIXED INCOME MASTER TRUST                TRUST                         TRUST
                           --------------------------------- ---------------------------- -------------------------------
                                                              YEAR ENDED DECEMBER 31
                           ----------------------------------------------------------------------------------------------
                                 2002            2001            2002           2001           2002            2001
                           ----------------------------------------------------------------------------------------------
Investment income (loss):
   Interest income         $  9,786,577    $  9,147,492    $          -    $          -    $          -    $          -
   Net realized/unrealized
     gain (loss) on
     corporate common
     stocks                       1,528               -               -               -     (17,406,255)    (12,375,289)
   Dividends                          -               -               -               -         948,623         941,613
   Net gain (loss),
     registered invest-
     ment companies                   -          32,606     (10,652,634)     (9,248,179)              -               -
   Net gain, common
     collective trusts          172,081         401,062               -               -          13,761          53,202
Other income                     69,815               -               -               -               -               -
Administrative expenses        (236,944)       (208,589)       (118,618)       (170,195)       (424,085)       (520,128)
Transfers                     5,374,077      11,804,280      (2,634,913)     (1,786,437)     (5,733,400)     (1,810,556)
                           ------------     -----------      ----------    ------------    ------------    ------------
Net increase (decrease)      15,167,134      21,176,851     (13,406,165)    (11,204,811)    (22,601,356)    (13,711,158)
Total net assets at
  beginning of year         165,642,255     144,465,404      39,959,909      51,164,720      77,530,698      91,241,856
                           ------------     -----------      ----------    ------------    ------------    ------------
Total net assets at
  end of year              $180,809,389    $165,642,255    $ 26,553,744    $ 39,959,909    $ 54,929,342    $ 77,530,698
                           ============    ============    ============    ============    ============    ============

Interest, realized and unrealized gains and losses, and management fees from the master trusts are included in the net loss from interest in Allegheny Technologies Incorporated Savings Plan Trust on the statements of changes in net assets available for benefits.

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                    Notes to Financial Statements (continued)

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 30, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. PARTIES-IN-INTEREST

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds' distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the Trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                             EIN 25-1792394 Plan 005

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2002


                             DESCRIPTION                                    UNITS/SHARES           CURRENT VALUE
----------------------------------------------------------------------------------------------------------------------

Registered Investment Companies
Dreyfus Emerging Leaders Fund*                                                166,876.191            $  4,632,483
Dreyfus International Value Fund*                                             147,955.476               1,781,384
Dreyfus Bond Market Index*                                                    141,519.873               1,484,543
MAS Midcap Growth Fund                                                        148,134.235               1,789,462
Jennison Growth Fund                                                           64,264.600                 646,502
                                                                                              ------------------------
Total registered investment companies                                                                 $10,334,374
                                                                                              ========================

Common Collective Trusts
Dreyfus Lifestyle Growth and Income Fund*                                     363,915.185             $ 5,243,372
Dreyfus Short-Term Investment Fund*                                           709,848.570                 709,849
Dreyfus Lifestyle Growth Fund*                                                145,351.251               1,953,562
Dreyfus Lifestyle Income Fund*                                                 47,020.437                 709,820
                                                                                              ------------------------
Total common collective trusts                                                                        $ 8,616,603
                                                                                              ========================

Participant loans* (5.25% to 10.50% with maturities through 2017)
                                                                                                      $ 6,072,273
                                                                                              ========================

Corporate Common Stocks
Allegheny Technologies Incorporated*                                          638,268.361              $3,976,412
                                                                                              ========================



*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 ALLEGHENY TECHNOLOGIES INCORPORATED
                                 ALLEGHENY LUDLUM CORPORATION PERSONAL
                                 RETIREMENT AND 401(K) SAVINGS ACCOUNT PLAN


                                 By: /s/ Richard J. Harshman
                                    ------------------------------------
Date: June 27, 2003                      Richard J. Harshman
                                         Senior Vice President-Finance and
                                         Chief Financial Officer
                                         (Principal Financial Officer and Duly
                                         Authorized Officer)